(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 00525)

Proxy Form for Use by Shareholders at the Annual General Meeting	Number of shares to which this proxy form relates: (Note 1)
I/ We (Note 2)
of
being the shareholder of Guangshen Railway Company Limited (the “Company”) hereby appoint THE CHAIRMAN OF THE GENERAL
MEETING/	(Note 2)
of
as my/our proxy to attend and vote on my/our behalf at the annual general meeting of the Company (or any adjournment thereof) (“AGM”) to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, on Thursday, 2 June 2011 at 9:30 a.m. in respect of the resolutions set out in the notice convening the AGM as hereunder indicated and if no indication is given, as my/our proxy think fit or abstain at his/her own discretion.

RESOLUTIONS		FOR	AGAINST	ABSTAIN FROM
		(Note 4)	(Note 4)	VOTING(Note 4)
THAT the following ordinary resolutions are reviewed and approved
1.	To review and approve the work report of the board of directors of the Company for 2010
2.	To review and approve the work report of the supervisory committee of the Company for 2010
3.	To review and approve the audited financial statements of the Company for 2010
4.	To review and approve the proposed profits distribution of the Company for 2010
5.	To review and approve the financial budget of the Company for 2011
6.	To review and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2011 and to authorize the board of directors and the audit committee to determine its remuneration
7.	To review and approve the re-appointment of Pricewaterhouse Coopers as the international auditor to the Company for 2011 and to authorize the board of directors and the audit committee to determine its remuneration
8.	To vote for the executive directors of the sixth session of the board of directors of the Company by way of a cumulative voting system (Note 5)
8.1	To elect Xu Xiaoming as executive director of the sixth session of the board of directors of the Company
8.2	To elect Guo Zhu xue as executive director of the sixth session of the board of directors of the Company
8.3	To elect Shen Yi as executive director of the sixth session of the board of directors of the Company
8.4	To elect Li Liang as executive director of the sixth session of the board of directors of the Company
8.5	To elect Yu Zhiming as executive director of the sixth session of the board of directors of the Company
8.6	To elect Luo Qing as executive director of the sixth session of the board of directors of the Company
9.	To vote for the independent non-executive director of the sixth session of the board of directors of the Company by way of a cumulative voting system (Note 5)
9.1	To elect Lu Minlin as independent non- executive director of the sixth session of the board of directors of the Company
9.2	To elect Liu Xueheng as independent non-executive director of the sixth session of the board of directors of the Company
9.3	To elect Liu Feiming as independent non-executive director of the sixth session of the board of directors of the Company
10.	To vote for the supervisors of the sixth session of the board of directors of the Company by way of a cumulative voting system (Note 5)
10.1	To elect Xu Ling as supervisor of the sixth session of the supervisory committee of the Company
10.2	To elect Chen Shaohong as supervisor of the sixth session of the supervisory committee of the Company
10.3	To elect Li Zhiming as supervisor of the sixth session of the supervisory committee of the Company
10.4	To elect Shen Jiancong as supervisor of the sixth session of the supervisory committee of the Company
11.	To review and approve the remuneration and allowance of directors of the sixth session of the board of directors of the Company
12.	To review and approve the allowance of supervisors of the sixth session of the supervisory committee of the Company

Date:	2011	Signature (Note6):

Notes:

1.	Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.	Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3.	If any proxy other than the chairman is preferred, strike out “THE CHAIRMAN OF THE GENERAL MEETING/” and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the AGM. The proxy or proxies need not be a member of the Company. Any alternation made to this proxy form must be signed by the person who signs it.

4.	IMPORTANT: of the eighth, ninth and tenth proposals, IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A “✓" IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PUT A “✓” In THE BOX MARKED “ABSTAIN FROM VOTING”. Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/ her discretion. Abstained votes or abstain from voting will not be treated as valid votes in the calculation of voting results.

5.	In terms of the eighth, ninth and tenth proposals, when voting for each type of directors or supervisors, each shareholder’s rights of voting equal to the product of the total number of shares he/she holds multiplies the number of such type of directors (or supervisors) to be elected at this shareholders meeting; such voting shall only be made to the candidates of such type of directors (or supervisors). When voting for each type of directors or supervisors, each shareholder may devote all the votes he/she owns for voting for such type of directors or supervisors to a certain candidate of such type of directors or supervisors, or to certain candidates of such type of directors or supervisors at their discretion, however, the number of candidates of such type of directors or supervisors that each shareholder votes for shall not exceed the total number of such type of directors or supervisors to be elected. In case the number of candidates of a certain type of directors or supervisors that each shareholder votes for exceeds the number of such type of directors or supervisors to be elected, such shareholder’s votes for such type of directors or supervisors shall all be invalid. When voting for directors or supervisors, shareholders may tick ✓ at any column of “Agree”, “Disagree” or “Waive” after the names of the candidates of directors of supervisors, or write down the number of votes directly. In case a shareholder both ticks ✓ and writes down the number of votes when voting for directors or supervisors, or he/she ticks more than one ✓ at any two columns of “Agree”, “Disagree” or “Waive” after the names of the candidates of directors of supervisors or writes down more than one numbers of votes, such shareholder’s votes for such type of directors or super visors shall all be invalid. When voting for each type of directors or supervisors, if any vote is regarded as valid, the number of votes of each ✓ of such vote shall be: the total number of votes for such type of directors or supervisors that the shareholder owns divided by the number of ✓. If a shareholder writes down the number of votes directly prior to voting for directors or supervisors, the total number of votes that all the candidates of such type of directors or supervisors that such shareholder votes for received shall not exceed the tot al number of votes such shareholder owns for voting for such type of directors or supervisors, other wise the votes of such shareholder for voting for such type of directors or supervisors shall all be invalid; if the total number of votes that all the candidates of such type of directors or supervisors that such shareholder votes for received is less than the tot al number of votes such shareholder owns for voting for such type of directors or supervisors, such failure of voting shall be regarded as a “waiver of rights”.

6.	This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointer is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other author it y must be notarially certified. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged at the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

7.	Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish.